SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Exchange Price Adjustments

1. Details

Adjusted the exchange price of foreign exchangeable bonds following the decision to pay year-end dividends

1. Exchange price

Won 199,280 before adjustments

Won 197,760 after adjustments

2. Number of exchangeable shares

2,308,406 before adjustments

2,326,149 after adjustments

* Foreign exchangeable bonds

(Issued on April 7, 2009 in the amount of USD 332,528,000)

2. Confirmation Date	July 25, 2012

3. Other Noteworthy Matters	Disclosure regarding resolution to issue exchangeable notes(amended), March 25, 2009, March 26, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By:	/s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: July 26, 2012

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